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                              May 15, 2020

       Jordan Vogel
       Co-Chief Executive Officer
       Property Solutions Acquisition Corp.
       654 Madison Avenue, Suite 1009
       New York, NY 10065

                                                        Re: Property Solutions
Acquisition Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted May 4,
2020
                                                            CIK No. 0001805521

       Dear Mr. Vogel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Exhibits

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action,
proceeding or claim against it arising out of or relating in any way to the agreement shall
be brought and enforced in the courts of the State of New York or the United States
District Court for the Southern District of New York, and irrevocably submits to such
jurisdiction, "which jurisdiction shall be exclusive." We also note that the company waives any
objection to such "exclusive" jurisdiction. If this provision requires investors in this
offering to bring any such action, proceeding or claim in the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
                                                        York, please disclose
such provision in your registration statement, and disclose whether
 Jordan Vogel
Property Solutions Acquisition Corp.
May 15, 2020
Page 2
       this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameJordan Vogel
                                                              Division of
Corporation Finance
Comapany NameProperty Solutions Acquisition Corp.
                                                              Office of Energy
& Transportation
May 15, 2020 Page 2
cc:       Jeffrey M Gallant
FirstName LastName